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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                             The McClatchy Company
--------------------------------------------------------------------------------
                               (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   579489 10 5
        ---------------------------------------------------------------
                                (CUSIP Number)

                          Karole Morgan-Prager, Esq.
                     Vice President and Corporate Secretary
                             The McClatchy Company
                                2100 "Q" Street
                              Sacramento, CA 95816
                                 (916)321-1846
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 14, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
CUSIP NO. 579489 10 5                                   Pages 2 of 5 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Molly Maloney Evangelisti
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
      NUMBER OF      7
      SHARES              4,028,802
             -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,650,000
             -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9
                          4,028,802
             -----------------------------------------------------------
       PERSON             SHARED DISPOSITIVE POWER
       WITH          10
                          1,650,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,678,802
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE SHOWN IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.8
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------









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          Molly Maloney Evangelisti hereby amends her statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on August 27, 1998 relating to her beneficial ownership of Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), of The McClatchy Company:

Item 1.    Security and Issuer

          (a) Title of class of equity securities: Class A Common Stock, $0.01 par value.

          (b)  Name of Issuer: The McClatchy Company

          (c) Address of the principal executive office of the issuer: 2100 "Q" Street, Sacramento, CA 95816.

Item 2.    Identity and Background

          (a)  Name: Molly Maloney Evangelisti

          (b) Business Address: The McClatchy Company, 2100 "Q" Street, Sacramento, CA 95816.

          (c) Present principal occupation and the name, principal business and address of any corporation or organization in which such employment is conducted: Molly Maloney Evangelisti is a Director of The McClatchy Company, 2100 "Q" Street, Sacramento, CA 95816, the principal business of which is newspaper publishing.

          (d) During the last five years, Molly Maloney Evangelisti has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Molly Maloney Evangelisti has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: United States.

Item 3.    Source and Amount of Funds or Other Consideration

          See Item 4.

Item 4.    Purpose of Transaction

          As reported in the initial statement on Schedule 13D, on June 18, 1998, Molly Maloney Evangelisti became one of two co-trustees of the Betty Lou Maloney Trust dated September 7, 1993 (the "Trust") established for the benefit of Brown McClatchy Maloney and Molly Maloney Evangelisti. Brown McClatchy Maloney and Molly Maloney Evangelisti became co-trustees by reason of the death of Betty Lou Maloney on June 18, 1998.

          On September 14, 2001, the Trust instructed Mellon Shareholder Services to issue 200,000 shares of Class B common stock of The McClatchy Company, each share of which is convertible into one share of Class A Common Stock of The McClatchy Company, to Molly Maloney Evangelisti, one of the beneficiaries

                                    (3 of 5)
and a co-trustee of the Trust. As a result, the aggregate number of shares of Class A Common Stock of The McClatchy Company as to which Molly Maloney Evangelisti has sole power to vote or direct the vote increased by 200,000 shares and the number of shares of Class A Common Stock as to which Ms. Evangelisti has shared power to vote or direct the vote decreased by 200,000 shares.


Item 5.    Interest in Securities of the Issuer

          (a) The aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Molly Maloney Evangelisti is 5,678,802 and the percentage of the Class A Common Stock beneficially owned is approximately 23.8, based on the most recently available filing with the Securities and Exchange Commission by The McClatchy Company. With respect to any of the foregoing shares held in a trust, Ms. Evangelisti disclaims beneficial ownership of such shares except to the extent of her pecuniary interest.

          (b) The number of shares of Class A Common Stock as to which Molly Maloney Evangelisti has:


               (i)   Sole power to vote or direct the vote: 4,028,802;

               (ii)  Shared power to vote or direct the vote: 1,650,000;

               (iii) Sole power to dispose or direct the disposition of:
                     4,028,802;

               (iv)  Shared power to dispose or direct the disposition of:
                     1,650,000.

          (c)  None.

          (d)  None.

          (e)  Not applicable.

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as may be contemplated by that certain Stockholders' Agreement which will terminate September 17, 2047 (unless terminated earlier in accordance with its terms), which is described in the 2001 proxy statement of The McClatchy Company and a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 33-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this statement, as amended, Molly Maloney Evangelisti is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of The McClatchy Company, including but not limited to the transfer or voting of any of the securities of The McClatchy Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

          None.

                                    (4 of 5)

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2001                /s/ Molly Maloney Evangelisti
                                      ------------------------------------------
                                      Signature

                                      Molly Maloney Evangelisti
                                      ------------------------------------------

                                      Name/Title

                                    (5 of 5)